EXPLANATION OF RESPONSES
(1)
Pursuant to the Agreement and Plan of Merger, dated November 16, 2021 (the “Merger Agreement”), by and among the Issuer, Penny HoldCo, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Parent”), SimpleNexus, LLC, a Utah limited liability company (the “SimpleNexus”), and certain other parties, effective January 7, 2022, among other things: (i) the Issuer merged with a merger sub and survived such merger as a wholly owned subsidiary of Parent (the “nCino Merger”); (ii) certain blocker merger sub entities merged with and into the respective corresponding blocker entity, with each of the respective blocker entities surviving as a wholly owned subsidiary of Parent; (iii) SimpleNexus merged with a separate merger sub and survived such merger as a wholly owned indirect subsidiary of Parent (the mergers contemplated in clauses (i) – (iii) hereof, collectively, the “Mergers”). Upon completion of the Mergers, Parent changed its name to nCino, Inc.  Pursuant to the Merger Agreement, at the effective time of the nCino Merger, these shares of the Issuer’s common stock, par value $0.0005 per share (“Shares”), converted automatically into an equivalent number of shares of common stock, par value $0.0005 per share, of Parent.  As of January 7, 2022, the closing market price of the Shares was $50.82.

(2)
For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the Board approved the disposition of any direct or indirect pecuniary interest in any and all of the Shares by the Reporting Persons as a result of or in connection with the transaction reported in this Form 4.

(3)	Held directly by Insight Venture Partners IX, L.P.
(4)	Held directly by Insight Venture Partners (Cayman) IX, L.P.
(5)	Held directly by Insight Venture Partners (Delaware) IX, L.P.
(6)	Held directly by Insight Venture Partners IX (Co-Investors), L.P.
(7)	Held directly by IVP (Venice), L.P.